

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

<u>Via E-mail</u>
Kurt Wise
President
Wise Sales, Inc.
4701 Washington Ave., Suite 210
Racine, Wisconsin 53406

> **Re:** **Wise Sales, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-158966**

Dear Mr. Wise:

We have reviewed amendment number five to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 29

1. We reviewed your revisions in response to comment four in our letter dated January 20, 2011. Please revise your summary compensation table to include the compensation for 2009.

Financial Statements for the Period Ended September 30, 2010, page F-10

2. Please note that your financial statements were not in compliance with Rule 8-08 of Regulation S-X at the time that you filed this amendment. Prior to filing your next amendment, please update your financial statements and related disclosures throughout your registration statement to comply with Rule 8-08 of Regulation S-X.

3. We note your response to comment five in our letter dated January 20, 2011 and the related revisions to your filing. When you update your financial statements to the year

       ended December 31, 2010, please provide a similar disclosure and specify, if true, that subsequent events were evaluated through the date the financial statements were available to be issued. See ASC 855-10-25-2 and ASC 855-10-50-1.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

                                                      Sincerely,

                                                    /s/ Catherine T. Brown for

                                                    H. Christopher Owings
                                                    Assistant Director